Memorandum of Compliance

                     Outlining Certain Changes Reflected in

             Amendment No. 4 to Registration Statement on Form SB-2

                             iVoice Technology, Inc.

Set forth below are the responses of iVoice Technology, Inc. to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to Amendment No.3 to the Registration Statement on Form SB-2 of the Company, which was filed with the SEC on June 24, 2005. For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The responses described below are contained in Amendment No. 4 to the Registration Statement on Form SB-2 ("Amendment No. 4" or the "registration statement"), which is being filed simultaneously herewith. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the Amendment No. 4.

General
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1.    We note your response to comment no. 2 in our letter dated May 13,
      2005. In light of the termination of your.equity line of credit and your convertible debentures, your Form SB-2, File No. 333-120608, is an outstanding registration statement for distribution of securities under an agreement that has been terminated. The disclosure in the Form SB-2 also currently conflicts with the disclosure in'this filing. Please withdraw your Form SB-2, File No. 333-120608. Equity line resale filings must be made after entry into a valid equity line arrangement.

Form SB-2, File No. 333-120608, will be withdrawn.

Management's Discussion and Analysis of Financial Condition and Results of Operations
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Liquidity and Capital Resources. pane 34
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2.    We note your revised disclosure in response to comment no. 5 in our letter dated May 13, 2005. The amendment to Mr. Mahoney's employment agreement sets forth his agreement to be paid in Class B common stock but does not address the price at which the Class B common stock will be exchanged for in lieu of cash compensation. Please advise us on the basis for and enforceability of this arrangement particularly in light of its absence from the amendment to Mr. Mahoney's employment agreement.

Amendment No. 3 to Mr. Mahoney's employment agreement, a copy of which has been filed as Exhibit 10.26 to the registration statement, clarifies that the Class B common stock issued to Mr. Mahoney thereunder will be issued in lieu of cash compensation at the rate of one dollar ($1.00) per share.

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iVoice Technology's Management
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3.    We note your revised disclosure adding Mr. Esser as a director.  Please revise so that your disclosure addresses the requirements of Items 401 of Regulation S-B. We note, for example, that your disclosure does not appear to concisely account for the past five years with respect to Mr. Esser's business experience.

Disclosure has been revised on p. 47 of the registration statement.

Exhibit 5.1
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4.    Counsel's opinion appears to address the validity of the securities upon their sale as contemplated by the registration statement. Your filing, however, registers the distribution of the securities to current iVoice shareholders. Please advise or revise as appropriate.

Exhibit 5.1 has been revised accordingly.

Exhibit 23.1
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5.    The consent of the independent accountants in Exhibit 23.1 should not refer to incorporation by reference because their report is contained directly in the registration statement.

Exhibit 23.1 has been revised accordingly.